SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

OSSEN INNOVATION CO. LTD.

(NAME OF ISSUER)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G67908106

(CUSIP NUMBER)

Dongying Ling

16/F, No. 518, Shangcheng Road

Pudong District, Shanghai

People’s Republic of China

+86 21 6888 8886

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Acme Innovation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,050,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,050,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9(1)
14	TYPE OF REPORTING PERSON CO

(1)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), pursuant to a proxy statement filed by the Company with the SEC on October 27, 2020. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Pujiang International Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,050,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,050,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 13,050,000 shares held by Acme Innovation Limited, a British Virgin Islands company that is a subsidiary of Pujiang International Group Limited, an entity controlled by Elegant Kindness Limited, which is an entity controlled by Liang Tang.
(2)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), pursuant to a proxy statement filed by the Company with the SEC on October 27, 2020. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Elegant Kindness Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,050,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,050,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 13,050,000 shares held by Acme Innovation Limited, a British Virgin Islands company that is a subsidiary of Pujiang International Group Limited, an entity controlled by Elegant Kindness Limited, which is an entity controlled by Liang Tang.
(2)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), pursuant to a proxy statement filed by the Company with the SEC on October 27, 2020. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. G67908106	13D

1	NAME OF REPORTING PERSONS Liang Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,050,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,050,000(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 13,050,000 shares held by Acme Innovation Limited, a British Virgin Islands company that is a subsidiary of Pujiang International Group Limited, an entity controlled by Elegant Kindness Limited, which is an entity controlled by Liang Tang.
(2)	A total of 19,791,110 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), pursuant to a proxy statement filed by the Company with the SEC on October 27, 2020. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (the “Amendment No.3”) amends and supplements the statements on Schedule 13D that was originally filed on August 20, 2010 (as subsequently amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on August 17, 2018 and the Amendment No. 2 filed under Schedule 13D/A on October 12, 2018) (the “Schedule 13D”) jointly by Acme Innovation Limited (“Acme”), Pujiang International Group Limited (“Pujiang”), Elegant Kindness Limited (“Elegant”) and Liang Tang (“Dr. Tang”, together with Acme, Pujiang and Elegant, the “Reporting Persons”). The class of equity securities to which this statement relates is: ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Ossen Innovation Co. Ltd., a British Virgin Islands company (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China.

Capitalized terms used and not defined in this Amendment No.3 shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background

Item 2 (c) of the Schedule 13D is hereby amended and restated by the following:

(c) The principal occupation of Dr. Tang is President of Ossen Group Co., Ltd. Acme is a holding company and its principal business is to hold, transact or otherwise deal in the securities of the Issuer. Pujiang is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Acme and other companies operating in China. Dr. Tang is the majority owner of Pujiang. Elegant is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Pujiang.

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to an agreement and plan of merger, dated as of December 17, 2020, by and between New Ossen Group Limited, an exempted company with limited liability incorporated under the Law of the British Virgin Islands (“Parent”), New Ossen Innovation Limited, an exempted company with limited liability incorporated under the Law of the British Virgin Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”) and the Company (the “Merger Agreement”), Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 10.2 and which is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$1.70 in cash per Ordinary Share and US$5.10 per American depositary shares (the “ADS”) of the Issuer, each representing three Ordinary Shares, which are listed on the NASDAQ Capital Market under the symbol of “OSN”, approximately US$12.5 million will be required for purchasing approximately 6,741,110 outstanding Ordinary Shares not owned by the Reporting Persons and paying for transaction costs in connection with the Merger.

The Merger and the transactions contemplated by the Merger Agreement will be financed by cash contribution arranged by Pujiang. Concurrently with the execution of the Merger Agreement, Pujiang entered into an equity commitment letter, dated December 17, 2020, with Parent (the “Equity Commitment Letter”), pursuant to which Pujiang committed to invest in Parent at or immediately prior to the Effective Time an aggregate cash amount equal to US$12.5 million, which shall be used to fund the Merger. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 10.3 and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Pujiang and Parent have executed into a rollover and support agreement (the “Support Agreement”) on December 17, 2020, pursuant to which an aggregate of 13,050,000 Ordinary Shares owned by Pujiang, together with any other shares of the Company acquired by Pujiang after the date thereof and prior to the earlier of the effective time of the Merger and the termination of all of Pujiang’s obligations thereunder, will be cancelled at the closing of the Merger in exchange for Parent’s newly issued ordinary shares. Pujiang, which owns an aggregate of approximately 65.9% of the outstanding Ordinary Shares, also agreed to, at the shareholders meeting of the Company for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby, (i) cause its or its affiliate’s representative(s) to appear at such meeting or otherwise cause its Ordinary Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted at such meeting all their Ordinary Shares in favor of the authorization and approval of the Merger Agreement and against any competing acquisition proposal. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 10.4 and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On September 16, 2020, Pujiang submitted a preliminary non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, Pujiang proposed to acquire all of the outstanding ordinary shares of the Company not owned by Pujiang or its affiliates for $1.667 per share in cash. Pujiang intended to finance the transactions contemplated by the Proposal through a combination of cash and funds it can draw from existing debt facilities. The descriptions of the Proposal in this Amendment No.3 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 10.5 and incorporated herein by reference in its entirety.

On December 17, 2020, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent. At the effective time of the Merger, each Ordinary Share issued, outstanding and not represented by ADSs immediately prior to the effective time will be cancelled and cease to exist in exchange for the right to receive US$1.70 in cash per Ordinary Share without interest, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement); and each ADS of the Company, other than ADSs representing the Excluded Shares, together with each Ordinary Share represented by such ADSs, will be cancelled in exchange for the right to receive US$5.10 in cash without interest.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by the affirmative vote of shareholders representing at least a majority of the voting power of the outstanding shares of the Company present and voting in person or by proxy at a meeting of the Company’s shareholders. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares not already owned by the Reporting Persons. If completed, the Merger will result in the Company becoming a privately-held company and its Ordinary Shares will no longer be listed on the Nasdaq Capital Market. The information disclosed in this paragraph and the preceding two paragraphs does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 10.2 and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Pujiang made a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which Pujiang irrevocably guaranteed, subject to certain conditions, Parent’s payment obligations under the Merger Agreement to pay the termination fee if that fee becomes payable by Parent and certain reimbursement obligations set forth therein. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, a copy of which is attached hereto as Exhibit 10.6 and which is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) For purposes of Rule 13d-3 promulgated under the Act, Dr. Tang beneficially owns and controls the 13,050,000 Ordinary Shares of the Issuer held by Acme, representing 65.9% of the outstanding Ordinary Shares of the Issuer (based on 19,791,110 Ordinary Shares outstanding pursuant to a proxy statement filed by the Company with the SEC on October 27, 2020). Dr. Tang owns and controls the Ordinary Shares held by Acme because he is the sole owner of Elegant and the controlling shareholder of Pujiang, which controls Acme.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the Merger Agreement, the Equity Commitment Letter, the Support Agreement, the Proposal and the Limited Guarantee under Item 3 and Item 4 are incorporated herein by reference. Any summary of any of those documents or agreements in this Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the full text of that document or agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 10.1*	Agreement, dated as of October 2, 2018, by and among Effectual, Liang Tang, Acme, Pujiang and Elegant Kindness.

Exhibit 10.2	Agreement and plan of merger, dated as of December17, 2020, by and between Parent, Merger Sub and the Company

Exhibit 10.3	Equity commitment letter, dated December17, 2020, by Pujiang to Parent

Exhibit 10.4	Rollover and support agreement, dated December17, 2020, by and between Pujiang and Parent

Exhibit 10.5	Proposal, dated September 16, 2020, incorporated herein by reference to Exhibit A to Exhibit 99.1 attached to Form 6-K filed with the SEC by the Company on September 16, 2020.

Exhibit 10.6	Limited guarantee, dated December17, 2020, by Pujiang in favor of the Company

Exhibit 99.1*	Joint Filing Agreement, dated October 12, 2018, by and among the Reporting Persons.

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2020

ACME INNOVATION LIMITED

By: /s/ Liang Tang
Name: Liang Tang
Title: Controlling Person

PUJIANG INTERNATIONAL GROUP LIMITED

By: /s/ Liang Tang
Name: Liang Tang
Title: Controlling Person

ELEGANT KINDNESS LIMITED

By: /s/ Liang Tang
Name: Liang Tang
Title: Controlling Person

/s/ Liang Tang
Liang Tang